

16014900

)MMISSION
9

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fogel Neale Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Fogel **212-949-0922**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Greene
(Name -- *if individual, state last, first, middle name*)

65 Kingbury Road	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

Fogel Neale Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
[x] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Ralph Fogel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fogel Neale Securities, LLC for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Compliance Officer
Title



Notary Public

HOWARD SPINDEL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP4787941
Qualified in New York County
My Commission Expires November 21, 2017

Fogel Neale Securities, LLC
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–7

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 8

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 9

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report 10

Rule 15c3-3 Exemption Report 11

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FOGEL NEALE SECURITIES, LLC

I have audited the accompanying financial statements of Fogel Neale Securities, LLC (a Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Fogel Neale Securiites, LLC's management is reponsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the statndards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the fianancial statements referred to above present fairly, in all material respects, the financial condition of Fogel Neale Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Fogel Neale Securities, LLC's financial statements. The supplemental information is the responsibility of Fogel Neale Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-S of the Securiites Exchange Act of 1934. In my opinion, the supplemental informatin is fairly stated, in all material respects, in relation to the financial statements as a whole.



March 08, 2016

Fogel Neale Securities, LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 6,000
Due from affiliate	303,818
Other assets	51,761
Total assets	$ 361,579
Member's Equity	
Member's equity	$ 361,579
Total member's equity	$ 361,579

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Operations
Year Ended December 31, 2015

Revenues	
Commission income	$ 102,140
Expenses	
Professional and other fees	6,825
Net income	$ 95,315

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2015

Balance, January 1, 2015	$ 265,664
Net income	95,315
Capital contributions	600
Balance, December 31, 2015	$ 361,579

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 95,315
Adjustments to reconcile net income to net cash used by operating activities	
Non-cash expenses	600
(Increase) in operating assets	
Due from affiliate	(95,437)
Other assets	(697)
Net cash used by operating activities	(219)
Cash	
Beginning of year	6,219
End of year	$ 6,000
Noncash financing activity	
Administrative fees assumed by Parent	$ 600

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Fogel Neale Securities, LLC (the "Company") is a New York Limited Liability Company registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from transactions executed on behalf of customers.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2015, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. Related Party Transactions

During 2015, the Company paid approximately $600 for administrative fees under an Expense Sharing agreement with the Parent.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $6,000 which exceeded the required net capital by $1,000.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

Fogel Neale Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Member's equity	$ 361,579
Nonallowable assets	
Due from affiliate	303,818
Other assets	51,761
Total deductions	355,579
Net capital	6,000
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 1,000
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2015.

Fogel Neale Securities, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2015

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FOGEL NEALE SECURITIES, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which Fogel Neale Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fogel Neale Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and Fogel Neale Securities, LLC stated that Fogel Neale Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fogel Neale Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fogel Neale Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



March 08, 2016

Fogel Neale Securities, LLC
Statement of Exemption from Rule 15c3-3
December 31, 2015

Fogel Neale Securities, LLC does not handle cash or securities on behalf of customers. Therefore it had no obligations under SEC Rule 15c3-3 throughout the most recent fiscal year and thus may file an Exemption Report.



Executed by the Person who made the oath or affirmation under SEC Rule 17a-5(e)(2)

Fogel Neale Securities, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2015